Exhibit 99.1

Yingli Green Energy Announces Preliminary Financial Results for First Quarter 2013

To announce first quarter 2013 financial results on May 30, 2013

Baoding, China; May 21, 2013—Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today announced its preliminary financial results for the quarter ended March 31, 2013.

Based upon preliminary data, the Company expects its PV module shipment in the first quarter of 2013 to decrease by 6% to 7% from the fourth quarter of 2012, better than its previous guidance of a low-to-mid teen percent decrease from the fourth quarter of 2012. The Company expects its overall gross margin in the first quarter of 2013 to be in the range of 4.0% to 4.2%, which is in line with its previous guidance of low-to-mid single digit percent.

The Company will schedule a conference call and live webcast to discuss its unaudited financial results for the quarter ended March 31, 2013 at 8:00 AM Eastern Standard Time on May 30, 2013, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004
• International Dial-in Number: +1-718-354-1231
• Passcode: 74428922

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until June 6, 2012 by dialing:

• U.S. Toll Free Number: +1-855-452-5696
• International Dial-in Number: +1-646-254-3697
• Passcode: 74428922

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Yingli Green Energy currently maintains a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com